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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   1   )*
                                           -------



                                  EDITEK, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.15 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   281068 10 6
                             ----------------------
                                 (CUSIP Number)

                              Kevin P. Groarke, Esq.
                              Rosen & Reade, LLP
                              757 Third Avenue
                              New York, New York 10017-2049
                                  (212)303-9000
  ----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 APRIL 22, 1996
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


  CUSIP NO.  281068 10 6                          PAGE 2 OF 9 PAGES
            ---------------
 -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Louis Perlman
 -----------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) / /
                                                                    (B) / /
 -----------------------------------------------------------------------------
 3  SEC USE ONLY

 -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      PF
 -----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

 -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                             US Citizen
 -----------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
       SHARES
    BENEFICIALLY          205,000 shares of Common Stock
      OWNED BY      ----------------------------------------------------------
        EACH         8   SHARED VOTING POWER
     REPORTING
      PERSON              705,000 shares of Common Stock
       WITH         ----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                          205,000 shares of Common Stock
                    ----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                          705,000 shares of Common Stock
 -----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      910,000 shares of Common Stock

 -----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                            / /

 -----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5% (based on 25,330,269 shares outstanding)
 -----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

      IN
 -----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.  281068 10 6                           PAGE 3 OF 9 PAGES
           ----------------
 ------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Wilma Perlman
 ------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                       (B) / /
 ------------------------------------------------------------------------------
 3  SEC USE ONLY

 ------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      PF
 ------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

 ------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                            US Citizen
 ------------------------------------------------------------------------------
      NUMBER OF       7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            0
      OWNED BY       ----------------------------------------------------------
        EACH          8    SHARED VOTING POWER
      REPORTING
       PERSON               705,000 shares of Common Stock
       WITH          ---------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                            0
                     ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                            705,000 shares of Common Stock
 ------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       705,000 shares of Common Stock

 ------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             / /

 ------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.8% (based on 25, 330,269 shares outstanding)
 ------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

       IN
 ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 9 Pages


     This Amendment No. 1 to Schedule 13D is filed on behalf of Louis Perlman and his wife, Wilma Perlman, to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the shares of common stock, $.15 par value per share, of Editek, Inc., a corporation organized and existing under the laws of Delaware, with its principal offices at 1238 Anthony Road, Burlington, NC 27215.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Louis Perlman and his wife, Wilma Perlman, whose residence address is 1239 Veedor Drive, Hewlett, New York 11557. Mr. Perlman's principal occupation is President of I. Amsterdam Co., Inc., a private company engaged in the business of manufacture and sales of ladies' apparel, with its principal offices located at 1407 Broadway, Suite 2400, New York, NY 10018.

     During the last five years neither Louis Perlman nor Wilma Perlman was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither Louis Perlman nor Wilma Perl-man was a party to a civil

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                                                               Page 5 of 9 Pages


proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with re-spect to such laws.

     Louis Perlman and Wilma Perlman are both citizens of the United States.

Item 3 of the Schedule 13D is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 705,000 shares of Editek Common Stock acquired by Louis and Wilma Perl-man reported herein were purchased by Louis and Wilma Perlman for an aggregate consideration of $ 1,440,547.25, which came from Louis and Wilma Perlman's pri-vate funds. The 205,000 shares of Editek Common Stock acquired by Louis Perlman reported herein were purchased by Louis Perlman's Individual Retirement Account ("IRA") for an aggregate consideration of $549,155.75.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of Editek Common Stock purchased by Louis Perlman and Wilma Perlman and reported herein were acquired for and are being held by Mr. and Mrs. Perlman, as an investment. Mr. and Mrs. Perlman will review periodically their investment in Editek Common Stock and may at any time determine to increase or decrease it, depending upon various factors including, but not limited to, the

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                                                               Page 6 of 9 Pages



price of Editek Common Stock and the terms and conditions for the purchase or sale of such stock. Mr. and Mrs. Perlman do not presently have any plans or proposals with respect to Editek.

Item 5 of the Schedule 13D is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OR THE ISSUER.

     (a)  As of April 22, 1996, Louis Perlman owned beneficially 910,000 shares
of Editek Common Stock constituting approximately   3.5% of Editek Common Stock
outstanding (based on 25,330,269 shares of Editek Common Stock outstanding as of May 3, 1996 as reported by Editek's stock transfer agent, American Stock Trans-fer and Trust Co., to a representative of Louis and Wilma Perlman on May 6, 1996 in response to a telephonic inquiry).

     As of April 22, 1996, Wilma Perlman owned beneficially 705,000 shares of Editek Common Stock constituting approximately 2.8% of Editek Common Stock out-standing (based on 25,330,269 shares of Editek Common Stock outstanding).

     (b) Louis Perlman shares with Wilma Perlman, the power to vote, to direct the vote, to dispose or to direct the disposition of 705,000 shares of Editek Common Stock reported herein.

          Louis Perlman has the sole power to vote, to direct the vote, to dis-pose or to direct the disposition of 205,000 shares of Editek Common Stock re-ported herein.

     (c) During the sixty-day period ended April 22, 1996, Louis and Wilma Perlman purchased shares of Editek Common Stock in several open market transac-tions effected through the brokerage firm of

                                                               Page 7 of 9 Pages


Gruntal & Co. as follows:


             TRADE DATE      NUMBER OF SHARES     PRICE PER SHARE
             ----------      ----------------     ---------------
                  SHARES PURCHASED BY LOUIS AND WILMA PERLMAN:

             4/18/1996             30,000              $1.0000
             4/19/1996             20,000              $1.1250

             4/19/1996             50,000              $1.0625

             4/19/1996             50,000              $1.0000
             4/19/1996             75,000              $1.0000



                     SHARES PURCHASED BY LOUIS PERLMAN IRA:

             4/22/1996             85,000              $1.0000

     (d) Not applicable.

     (e) On or about April 30, 1996, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Editek Common Stock and are no longer subject to reporting under Section 13(d) of the Securities Ex-change Act of 1934 due to the dilution of their respective percentage ownership caused by the increase in the aggregate amount of the outstanding shares of Editek Common Stock as a result of the conversions of Preferred Stock effected by the Issuer.

Item 6 of the Schedule 13D is hereby amended as follows:

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the provisions of the Securities Purchase Agreement dated April 25, 1995 between Louis Perlman and Wilma Perlman and Editek, Editek has agreed to register under the Securi-

                                                               Page 8 of 9 Pages


ties Exchange Act of 1934 the 240,000 shares of Editek Common Stock acquired by Mr. and Mrs. Perlman on April 25, 1995. Said shares were registered on July 24, 1995 when the Registration Statement on Form S-3 filed by Editek was declared effective by the Securities and Exchange Commission.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Securities Purchase Agreement between Louis Perlman and Wilma Perlman and Editek, Inc dated April 25, 1995.

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                                                               Page 9 of 9 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Louis Perlman
                                        ------------------------------
                                        LOUIS PERLMAN



Dated:  May 10, 1996


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Wilma Perlman
                                        -------------------------------
                                        WILMA PERLMAN


Dated:  May 10, 1996